UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

On June 25, 2026, SEALSQ Corp (Nasdaq: LAES) (the “Company” or “SEALSQ”) announced that Quantisimo Corp. (“Quantisimo”), a special purpose vehicle jointly established by the Company and its parent company WISeKey International Holding Ltd. (Nasdaq: WKEY) (“WISeKey”), entered into a non-binding letter of intent (the “Non-Binding LOI”) with GigCapital8 Corp. (Nasdaq: GIW) (“GigCapital8”), a special purpose acquisition company.

The Non-Binding LOI contemplates a business combination between Quantisimo and GigCapital8 (the “Proposed Transaction”). Upon completion of the Proposed Transaction, the combined company is expected to have a pre-money enterprise value of approximately $575 million. The parties to the Non-Binding LOI intend to increase the total enterprise valuation through build-up consolidated acquisitions of up to an additional five quantum companies. The Proposed Transaction is currently expected to close during the first quarter of 2027.

Quantisimo was created by WISeKey and the Company to establish a Trusted Quantum Pure-Play platform designed to provide investors with direct exposure to the rapidly emerging quantum economy. The Proposed Transaction is intended to create a publicly traded platform dedicated to trusted quantum infrastructure and the broader quantum ecosystem. Quantisimo’s strategy is to identify, develop, acquire and scale technologies and businesses that are expected to benefit from the transition to the quantum era.

In connection with the Proposed Transaction, and subject to the successful completion of the business combination and final board approvals, the Company is expected to contribute to Quantisimo selected assets and strategic interests, including assets and interests from its SealQuantum.com portfolio of companies, and certain investments, technologies, intellectual property, and strategic initiatives.

The parties expect to commence due diligence and to negotiate definitive transaction agreements in the coming months. The Proposed Transaction remains subject to the execution of definitive agreements, the completion of due diligence, regulatory approvals, shareholder approvals, financing arrangements, and other customary closing conditions. There can be no assurance that definitive agreements will be executed or that the Proposed Transaction will be completed on the terms currently contemplated, within the anticipated timeframe, or at all.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction, the anticipated execution of definitive transaction agreements, the expected timing and completion of the Proposed Transaction, the anticipated enterprise value of the combined company, the potential future growth of the combined company, the proposed contribution of selected assets and strategic interests from the Company, the anticipated benefits of the Proposed Transaction, and the business strategy, market opportunities, and growth prospects of Quantisimo. Forward-looking statements generally may be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions, although not all forward-looking statements contain such words.

These forward-looking statements are based on current expectations, estimates, forecasts, assumptions, and projections about future events and are subject to numerous risks and uncertainties, many of which are beyond the control of the Company, WISeKey, Quantisimo, and GigCapital8. Actual results may differ materially from those expressed or implied by such forward-looking statements as a result of a variety of factors, including, but not limited to: the risk that the parties may be unable to negotiate or execute definitive agreements relating to the Proposed Transaction; the risk that the Proposed Transaction may not be completed in a timely manner or at all; the failure to satisfy any conditions to closing; the failure to obtain required stockholder approvals, regulatory approvals, financing arrangements, exchange listing approvals, or other necessary consents; redemptions by GigCapital8 stockholders; the availability of financing; the ability of Quantisimo to successfully develop, commercialize, acquire, integrate, and scale quantum-related technologies, businesses, and investments; the ability to realize anticipated synergies or benefits from acquisitions, strategic investments, or asset contributions; the ability to achieve projected growth objectives, valuation targets, or operational milestones; the future adoption, commercialization, and market acceptance of quantum technologies; and other risks and uncertainties that may be identified in any past or future filings made by the parties with the SEC.

Any references in this Report on Form 6-K to anticipated enterprise values, future valuation objectives, acquisition opportunities, strategic growth initiatives, market opportunities, expected benefits, or long-term business prospects are based on preliminary assumptions and management expectations that are inherently uncertain and subject to significant business, economic, competitive, regulatory, financing, and market risks. No assurance can be given that any acquisition, strategic initiative, growth objective, valuation target, expected benefit, or business plan described herein will be achieved.

The Proposed Transaction is currently subject to the Non-Binding LOI. There can be no assurance that definitive agreements will be entered into, that the parties will successfully complete their due diligence, that any proposed asset contributions will be approved or consummated, or that the Proposed Transaction will be completed on the terms currently contemplated, within the anticipated timeframe, or at all.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Report. The Company, WISeKey, Quantisimo, and GigCapital8 expressly disclaim any obligation or undertaking to update, revise, or publicly release any revisions to any forward-looking statements, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Important Information for Investors and Stockholders

This Report on Form 6-K relates to a proposed transaction between Quantisimo and GigCapital8. The Proposed Transaction remains subject to the execution of definitive agreements and the satisfaction of customary closing conditions. If definitive agreements are executed, GigCapital8, Quantisimo, and/or a newly formed holding company intend to file a registration statement, proxy statement, prospectus, and other relevant documents with the SEC in connection with the proposed transaction, and any definitive proxy statement/prospectus will be mailed to the shareholders of GigCapital8 once finalized. This Report on Form 6-K is not a substitute for the registration statement, the proxy statement/prospectus or any other document that GigCapital8 or Quantisimo may file with the SEC.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of these documents, when available, through the SEC’s website at www.sec.gov.

No Offer or Solicitation

This Report on Form 6-K is for informational purposes only and does not constitute, nor shall it constitute, an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This Report on Form 6-K does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Transaction. Any solicitation will be made only pursuant to definitive proxy materials and other applicable SEC filings.

Participants in the Solicitation

WISeKey, SEALSQ, Quantisimo, GigCapital8, and their respective directors, executive officers, and certain other members of management and employees may be deemed participants in any solicitation of proxies from GigCapital8 stockholders in connection with the proposed transaction. Information regarding GigCapital8’s directors and executive officers is contained in GigCapital8’s filings with the SEC. Additional information regarding the interests of such participants in the proposed transaction will be included in any proxy statement, registration statement, prospectus, or other relevant documents filed with the SEC if and when such documents become available.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

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